SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X] Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the fiscal year ended December 31, 1998

                                       or

[ ] Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the transition period from __________ to _____________

                         Commission file number 0-20557

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Andersons, Inc. Retirement Savings Investment Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537.


                          Independent Auditor's Report



To the Pension Committee
The Andersons, Inc. Retirement Savings Investment Plan


We have audited the accompanying statements of net assets available for plan benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Plante & Moran, LLP



May 13, 1999
Toledo, Ohio


The Anderson, Inc. Retirement Savings Investment Plan

                           Statement of Net Assets Available for Plan Benefits

                                                          December 31
                                                   ---------------------------
                                                       1998           1997
Assets                                             ------------- -------------
   Investments (Note 4):
     Mutual funds:
       Spartan U.S. Equity Index Portfolio         $ 27,397,638   $ 23,057,167
       Fidelity Magellan Fund                        20,445,294     14,933,104
       Fidelity Growth and Income Portfolio          16,561,680     12,968,508
       Fidelity U.S. Bond Index Portfolio            11,154,444      9,991,023
       Fidelity Retirement Government Money Market    7,292,831      4,959,589
       Janus Worldwide Fund                           4,625,970      3,970,169
       Fidelity Low-priced Stock Fund                 1,228,364      1,853,312
       Founders Balanced Fund                         2,387,270      1,808,587
       Fidelity Contrafund                            2,050,433      1,731,538
       Fidelity Value Fund                              713,153        859,580
       Janus Enterprise Fund                            793,297        391,386
       Fidelity Freedom Income Fund                      55,017              -
       Fidelity Freedom 2000 Fund                           664              -
       Fidelity Freedom 2010 Fund                       212,572              -
       Fidelity Freedom 2020 Fund                       184,639              -
       Fidelity Freedom 2030 Fund                        51,545              -
     The Andersons, Inc. Common Shares                  354,785              -
     Loans receivable from plan participants          2,241,638      1,839,244
                                                   ------------   ------------
Net Assets Available for Plan Benefits             $ 97,751,234   $ 78,363,207
                                                   ============   ============

See Notes to Financial Statements

The Anderson, Inc. Retirement Savings Investment Plan

        Statement of Changes in Net Assets Available for Plan Benefits
                                          Year Ended December 31, 1998

Additions
    Contributions:
       Employees                                         $  3,191,356
       Employer                                             1,160,158
       Transfers from Other Qualified Plans                   674,791
                                                         ------------
               Total contributions                          5,026,305

    Investment income:
       Interest and dividends                               4,561,273
       Net realized and unrealized appreciation in
         fair value of investments during the year         13,945,714
                                                         ------------
               Total additions                             23,533,292
Deductions
    Withdrawals by active and terminated participants       3,737,627
    Investment fees                                           407,638
                                                         ------------
               Total deductions                             4,145,265
                                                         ------------
Net Additions                                              19,388,027
Net Assets Available for Benefits - Beginning of year      78,363,207
                                                         ------------
Net Assets Available for Benefits - End of year          $ 97,751,234
                                                         ============

See Notes to Financial Statements


The Anderson, Inc. Retirement Savings Investment Plan

            Statement of Changes in Net Assets Available for Plan Benefits
                                     Year Ended December 31, 1998 and 1997

Note 1 - Significant Accounting Policies

        The accounting records of The Andersons, Inc. Retirement Savings Investment Plan (the "Plan") are maintained on the accrual basis by The Andersons, Inc. (Plan Sponsor). Plan assets are maintained by Fidelity Management Trust Company ("Trustee") and monitored by the Pension Committee established by the Plan sponsor.

        The preparation of the financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

        Withdrawals payable to participants at December 31 and unpaid have not been deducted in determining assets available for benefits for financial reporting purposes, but have been deducted from total assets in the Plan's annual return on Form 5500. These benefit payments amounted to $655,370 and $641,445 at December 31, 1998 and 1997,
        respectively. Withdrawals for financial reporting purposes were $13,925 lower in 1998 than the amounts reported on Form 5500 as a result of this difference in accounting for benefit payments due participants and unpaid at the end of the year.

        Valuation of Investments - Investments are stated at fair value. The fair values of the Plan's investments are based on net asset values on the last business day of the Plan year. The change in the difference between the fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as net realized and unrealized appreciation or depreciation in aggregate fair value of investments during the year.

Note 2 - Description of the Plan

        The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc., its wholly owned subsidiary, The Andersons Mower Center, Inc. and The Andersons Tireman, an unrelated employer (collectively, the Company). The Plan provides for retirement, disability, retirement and death benefit for participants who meet certain eligibility requirements, including one year of service and attaining age 21.

        Employee contributions may be made by salary reduction from 1 percent to 15 percent of annual compensation (in .50 percent increments) for each pay period of eligible participation in the Plan up to the maximum annual contribution allowed by law. Employer contributions are made at the rate of 50 percent of employee contributions, with a maximum contribution of 3 percent of annual compensation. Participants are fully vested in their contributions to the Plan.

        Participants hired by The Andersons, Inc. and The Andersons Tireman before January 1, 1993 vest immediately in the employer's matching contributions and participants hired after December 31, 1992 vest ratably over five years. Participants hired by The Anderson Motor Center, Inc. before January 1, 1994 vest immediately in the employer's matching contributions and participants hired after December 31, 1993 vest ratably over five years.

        The Plan may accept "rollovers" of IRA or distributions from other qualified defined benefit or contribution plans of The Andersons, Inc. or former employers of participants.

        Each participant directs Fidelity Management Trust Company to invest any or all of his or her account in one or more of the following mutual fund investments:

        * Spartan U.S. Equity Index Fund invests primarily in the common stocks of the 500 companies that make up the Standard & Poor's 500 Index

        * Fidelity Magellan Fund seeks long-term capital appreciation through investment in common stocks and convertible securities issued by domestic or foreign companies

        * Fidelity Growth and Income Fund invests primarily in common and preferred stocks, convertible securities and fixed-income securities of foreign or domestic companies that offer long-term growth while providing current income

        * Fidelity U.S. Bond Index Fund invests in U.S. Government and Agency obligations, corporate obligations, mortgaged-backed obligations and U.S. dollar-denominated obligations of foreign governments

        * Fidelity Retirement Government Money Market Fund invests in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities

        * Janus Worldwide Fund invests primarily in common stocks of foreign and domestic companies on a worldwide basis, whose size, share price and return will vary

        * Fidelity Low-Priced Stock Fund invests in stocks of undervalued or small companies that offer the possibility for significant growth

        * Founders Balanced Fund invests in a broad variety of common stocks of foreign and domestic companies that provide current dividend income, U.S. and foreign government obligations and corporate bonds

        * Fidelity Contrafund invests in undervalued common stocks of smaller, less well-known companies with the potential for significant growth

        * Fidelity Value Fund invests in companies that possess valuable assets or whose stock is undervalued and whose stock experience greater ups and downs than other stocks

        * Janus Enterprise Fund invests primarily in common stocks, it usually invests at least 50 percent of its equity assets in securities of medium-sized companies whose share price and return will vary

        * Fidelity Freedom Funds invest in a combination of stocks, bonds and money market mutual funds with allocation strategy tied to the target retirement date.

        * The Andersons, Inc. Common Shares invest in the stock of The Andersons with performance directly tied to the performance of the Company.

        No assets of any individually directed account may be used for the benefit of any other account or participant.

        The Plan Sponsor has the right under the Plan to terminate the Plan and the trust at any time. In the event of termination, participants become fully vested in their individual accounts.

        Forfeited balances of terminated accounts are used to reduce future company contributions. The balance of forfeited nonvested accounts was not material as of December 31, 1998 or 1997.

        Additional information about the Plan agreement and the limitations on contributions is available from the Personnel Department of the Plan Sponsor in the form of an employee handbook or from designated individuals of the participating employers.

        Participants may borrow up to 50 percent of their vested account balance. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding at one time and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus 1 percent.

        The Company may make supplemental contributions to the Plan at its sole discretion.

        The Plan Sponsor pays substantially all costs of administering the Plan, including trustee fees and the Plan pays investment fees.

Note 3 - Benefits

        A participant is entitled to a benefit representing his or her participation and the vested amount of employer contributions and income thereon (including realized and unrealized gains and losses) allocated to his account. Upon termination of employment due to retirement, permanent disability, or death, a participant or his beneficiary is entitled to receive distribution of his vested account balance, in a lump sum or in monthly installments.

        Withdrawals of employer and employee salary reduction contributions, and related income thereon, during the participant's employment are prohibited unless the employee can show immediate and extreme financial hardship, as determined by the Pension Committee.

Note 4 - Investments

        The Plan's investments at December 31, 1998 and 1997 are held by the Trustee. During 1998, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                       Net
                                                  Appreciation
                                                 (Depreciation)
                                                  in Fair Value
                                                   During Year
                                                 ---------------
     Mutual funds:
       Spartan U.S. Equity Index Fund              $  5,673,566
       Fidelity Magellan Fund                         4,010,081
       Fidelity Growth and Income Portfolio           2,772,338
       Fidelity U.S. Bond Index Portfolio               209,236
       Janus Worldwide Fund                             913,694
       Fidelity Low-priced Stock Fund                  (128,399)
       Founders Balanced Fund                           141,547
       Fidelity Contrafund                              321,985
       Fidelity Value Fund                             (104,634)
       Janus Enterprise Fund                             97,970
       Fidelity Freedom Income Fund                       1,739
       Fidelity Freedom 2000 Fund                             8
       Fidelity Freedom 2010 Fund                         5,916
       Fidelity Freedom 2020 Fund                         8,526
       Fidelity Freedom 2030 Fund                         2,398
     The Andersons, Inc. Common Shares                   19,743
                                                 --------------
                Total                              $ 13,945,714
                                                 ==============

Note 5 - Transactions with Parties-in-Interest

        Fees (paid by the Plan Sponsor) for legal, accounting and other services rendered to the Plan were based on customary and reasonable rates for such services.

Note 6 - Income Tax Status

        The Internal Revenue Service ruled on August 29, 1996 and October 1, 1996 that the Plan for The Andersons, Inc. and The Andersons Tireman, a participating employer, respectively, qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and that the trust, therefore, is exempt from taxation. The Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Note 7 - Participant Directed Investment Activity
        The activity of the participant directed investments for the year ended December 31, 1998 is as follows:

                                                                   Fidelity
                                                                  Retirement
                                            Fidelity    Fidelity  Government             Fidelity
                   Spartan U.S. Fidelity   Growth and  U.S. Bond    Money      Janus    Low-Priced  Founders
                     Equity     Magellan     Income      Index      Market   Worldwide    Stock     Balanced   Fidelity
                   Index Fund     Fund     Portfolio   Portfolio     Fund       Fund       Fund       Fund    Contrafund
                  ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- ----------
Additions:
 Contributions
  Employees       $   624,414 $   718,723 $   647,007 $   256,495 $  201,229 $  254,560 $  104,251 $  149,419 $  112,377
  Employer            227,123     273,331     233,775      98,490     59,841     91,014     37,279     58,632     40,352
 Investment income
  Interest and
   dividends<F1>      657,808   1,087,950   1,021,893     720,214    330,618     69,498    139,227    157,096    167,415
  Net realized
   and unrealized
   appreciation in
   fair value of
   investments      5,673,566   4,010,081   2,772,338     209,236          -    913,694   (128,399)   141,547    321,985
                  ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- ----------
   Total additions  7,182,911   6,090,085   4,675,013   1,284,435    591,688  1,328,766    152,358    506,694    642,129
Deductions:
 Withdrawals by
  active and
  terminated
  participants      1,136,507     650,705     381,859     765,606    232,056    184,122     94,993    133,207     18,895
 Investment fees       51,460     108,675     107,745      34,866      2,253     40,986     16,102     21,385     12,720
                  ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- ----------
  Total deductions  1,187,967     759,380     489,604     800,472    234,309    225,108    111,095    154,592     31,615
Net additions
 (deductions)
 before interfund
 transfers          5,994,944   5,330,705   4,185,409     483,963    357,379  1,103,658     41,263    352,102    610,514
Interfund
 transfers         (1,852,762)     90,940    (701,849)    589,262  1,948,577   (473,608)  (682,489)   212,821  (322,191)
Transfers from
 other qualified
 plans                198,289      90,545     109,612      90,196     27,286     25,751     16,278     13,760     30,572
                  ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- ----------
Net additions
 (deductions)       4,340,471   5,512,190   3,593,172   1,163,421  2,333,242    655,801   (624,948)   578,683    318,895
Net assets
 available for
 plan benefits
 - December 31,
 1997              23,057,167  14,933,104  12,968,508   9,991,023  4,959,589  3,970,169  1,853,312  1,808,587  1,731,538
                  ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- ----------
-Net assets
 available for
 plan benefits
 - December 31,
 1998             $27,397,638 $20,445,294 $16,561,680 $11,154,444 $7,292,831 $4,625,970 $1,228,364 $2,387,270 $2,050,433
                  =========== =========== =========== =========== ========== ========== ========== ========== ==========

<F1>
Includes participant loan interest income of $182,687 that was credited to the individual investment fund that the loan was made.

Note 7 - Participant Directed Investment Activity (Continued)
        The activity of the participant directed investments for the year ended December 31, 1998 is as follows:

                                                                                       The
                                      Fidelity   Fidelity Fidelity Fidelity Fidelity Andersons
                  Fidelity    Janus    Freedom    Freedom  Freedom  Freedom  Freedom   Inc.
                   Value    Enterprise Income      2000     2010     2020     2030    Common     Loans
                    Fund      Fund      Fund       Fund     Fund     Fund     Fund    Shares   Receivable      Total
                  --------- --------- ---------- -------- -------- -------- -------- --------- ------------ ------------
Additions:
 Contributions
  Employees       $  69,214  $ 33,009    $  569   $ 182   $ 7,540   $ 2,085  $ 6,350  $  3,932  $       -  $  3,191,356
  Employer           21,738    10,544       255     456     1,905       678    3,428     1,317          -     1,160,158
 Investment income
  Interest and
   dividends<F1>    112,085    81,617       978      18     6,762     4,902    2,079     1,113          -     4,561,273
  Net realized
   and unrealized
   appreciation in
   fair value of
   investments     (104,634)   97,970     1,739       8     5,916     8,526    2,398    19,743          -    13,945,714
                  --------- --------- --------- ------- --------- --------- -------- --------- ----------  ------------
   Total additions   98,403   223,140     3,541     664    22,123    16,191   14,255    26,105          -    22,858,501
Deductions:
 Withdrawals by
  active and
  terminated
  participants       36,323    19,761         -       -         -         -        -         -     83,593     3,737,627
 Investment fees      5,190     6,160         -       -        96         -        -         -          -       407,638
                  --------- --------- --------- ------- --------- --------- -------- --------- ----------  ------------
  Total deductions   41,513    25,921         -       -        96         -        -         -     83,593     4,145,265
Net additions
 (deductions)
 before interfund
 transfers           56,890   197,219     3,541     664    22,027    16,191   14,255    26,105    (83,593)   18,713,236
Interfund
 transfers         (211,286)  172,328    51,476       -   190,545   158,736   24,032   319,481    485,987             -
Transfers from
 other qualified
 plans                7,969    32,364         -       -         -     9,712   13,258     9,199          -       674,791
                  --------- --------- --------- ------- --------- --------- -------- --------- ----------  ------------
Net additions
 (deductions)      (146,427)  401,911    55,017     664   212,572   184,639   51,545   354,785    402,394    19,388,027
Net assets
 available for
 plan benefits
 - December 31,
 1997               859,580   391,386        -        -         -         -        -         -  1,839,244    78,363,207
                  --------- --------- -------- -------- --------- --------- -------- --------- ----------  ------------
Net assets
 available for
 plan benefits
 - December 31,
 1998             $ 713,153 $ 793,297 $ 55,017 $    664 $ 212,572 $ 184,639 $ 51,545 $ 354,785 $2,241,638  $ 97,751,234
                  ========= ========= ======== ======== ========= ========= ======== ========= ==========  ============

<F1>
Includes participant loan interest income of $182,687 that was credited to the individual investment fund that the loan was made.

The Andersons, Inc. Retirement Savings Investment Plan
                  Item 27a - Schedule of Assets Held for Investment Purposes
                                   EIN 34-1562374 Plan 333 December 31, 1998
      Issuer                           Identity of Issuer                            Cost         Fair Value
--------------------  -----------------------------------------------------       ------------   ------------
Fidelity Investments  Spartan U.S. Equity Index Fund - mutual fund                $ 12,891,069   $ 27,397,638
Fidelity Investments  Fidelity Magellan Fund - mutual fund                          13,935,264     20,445,294
Fidelity Investments  Fidelity Growth and Income Fund - mutual fund                 10,522,278     16,561,680
Fidelity Investments  Fidelity U.S. Bond Index Portfolio - mutual fund              10,975,455     11,154,444
Fidelity Investments  Fidelity Retirement Government Money Market Fund -
                        mutual fund                                                  7,292,831      7,292,831
Fidelity Investments  Janus Worldwide Fund - mutual fund                             4,089,253      4,625,970
Fidelity Investments  Fidelity Low-priced Stock Fund - mutual fund                   1,160,179      1,228,364
Fidelity Investments  Founders Balanced Fund - mutual fund                           2,186,396      2,387,270
Fidelity Investments  Fidelity Contrafund - mutual fund                              1,730,897      2,050,433
Fidelity Investments  Fidelity Value Fund - mutual fund                                824,658        713,153
Fidelity Investments  Janus Enterprise Fund - mutual fund                              722,119        793,297
Fidelity Investments  Fidelity Freedom Income Fund - mutual fund                        53,295         55,017
Fidelity Investments  Fidelity Freedom 2000 Fund - mutual fund                             656            664
Fidelity Investments  Fidelity Freedom 2010 Fund - mutual fund                         206,656        212,572
Fidelity Investments  Fidelity Freedom 2020 Fund - mutual fund                         176,113        184,639
Fidelity Investments  Fidelity Freedom 2030 Fund - mutual fund                          48,190         51,545
The Andersons, Inc.   The Andersons, Inc. Common Shares                                334,940        354,785
Participants          Participant loans maturing in December 2003 with
                         interest ranging from 8.5 percent to 9.5 percent            2,241,638      2,241,638
                                                                                  ------------   ------------
                                                                                  $ 69,391,887   $ 97,751,234
                                                                                  ============   ============

The Andersons, Inc. Retirement Savings Investment Plan
                              Item 27d - Schedule of Reportable Transactions
                         EIN 34-1562374 Plan 333 Year Ended December 31,1998

Identity of Party                                         Purchase      Selling     Cost of    Fair Value    Net Gain
    involved                Description of Assets             Price        Price       Asset      of Asset      (Loss)
------------------    ---------------------------------  ------------ ------------ ----------- ------------- -----------

Aggregate transactions
(Category (iii)) that
amount to more than 5
percent of the
beginning value of
total plan assets:

Fidelity Management
  Trust Company        Spartan U.S. Equity Index Fund -
                         mutual fund
                          225 purchases                 $ 8,734,094  $         -  $ 8,734,094  $ 8,734,094  $        -
                          187 sales                               -   10,067,190    8,484,249   10,067,190   1,582,941

Fidelity Management
  Trust Company        Fidelity Magellan Fund -
                         mutual fund
                          216 purchases                   6,831,503            -    6,831,503    6,831,503           -
                          179 sales                               -    5,329,395    4,836,010    5,329,395     493,385

Fidelity Management
  Trust Company        Fidelity Growth and Income Fund -
                         mutual fund
                          198 purchases                   4,397,559            -    4,397,559    4,397,559           -
                          158 sales                               -    3,576,724    2,978,044    3,576,724     598,680

Fidelity Management
  Trust Company        Fidelity U.S. Bond Index Fund -
                         mutual fund
                          209 purchases                   3,358,580            -    3,358,580    3,358,580           -
                          152 sales                               -    2,404,394    2,387,768    2,404,394      16,626

Fidelity Management
  Trust Company        Fidelity Retirement Government Money
                         Market fund - mutual fund
                          191 purchases                  19,689,521            -   19,689,521   19,689,521           -
                          175 sales                               -   17,356,279   17,356,279   17,356,279           -

Fidelity Management
  Trust Company        Janus Worldwide Fund -
                         mutual fund
                          200 purchases                   8,060,576            -    8,060,576    8,060,576           -
                          132 sales                               -    8,318,470    8,149,570    8,318,470     168,900


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                    The Andersons, Inc. Retirement Savings Investment Plan
                                   (Name of Plan)

                                 By:  The Andersons, Inc.
Date:  June 28, 1999             By /s/Michael J. Anderson
                                 Michael J. Anderson
                                 President and Chief Executive Officer

Date:  June 28, 1999             By /s/Richard R. George
                                 Richard R. George
                                 Vice President and Controller
                                   (Principal Accounting Officer)